Exhibit 21.1

List of Subsidiaries of Millennium Sustainable Ventures Corp.

The direct and indirect subsidiaries of the Registrant, and their respective states of incorporation or organization, are set forth below:

Subsidiary	State of Incorporation or Organization

Millennium Cannabis LLC	Delaware

Millennium Carbon LLC	Delaware

Millennium HI Carbon LLC	Hawaii

Millennium HR LLC	Delaware

VinCann LLC	Oklahoma

Walsenburg Cannabis LLC	Colorado

Marengo Cannabis LLC	Michigan